255 Fiserv Drive Brookfield, WI 53045 www.fiserv.com

April 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Kathleen Collins

Re:	Fiserv, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 8-K Furnished February 8, 2017

File No. 000-14948

Dear Ms. Collins:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter, dated March 24, 2017, regarding the above-referenced filings of Fiserv, Inc. We are providing our responses to those comments below. For the Staff’s convenience in reviewing our responses, each comment also has been set forth below.

Form 10-K for Fiscal Year Ended December 31, 2016

Business, page 1

1.	We note your disclosure on page 17 that the majority of your revenue is derived from contracts that generally have terms of three to five years. Please tell us the consideration given to disclosing the amount of firm backlog as of December 31, 2016 and 2015, along with the portion not reasonably expected to be filled within the current fiscal year. We refer you to Item 101(c)(1)(viii) of Regulation S-K.

Response:

Under Item 101(c)(1)(viii) of Regulation S-K, disclosure of the total amount of a company’s backlog is required “[t]o the extent material to an understanding of the registrant’s business taken as a whole.” Over 80% of our total revenue is derived from processing and services revenue, primarily generated from account- and transaction-based fees under contracts that generally have terms of three to five years and for which the exact quantity and mix of transactions to be processed are contingent upon our customer’s request. Therefore, we do not have backlog associated with these contracts due to the variable consideration for stand-ready performance obligations. As these contracts do not have backlog, we respectfully advise the Staff that we do not believe that disclosure of backlog is material to an understanding of our business taken as a whole.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2.	Please quantify the individual impact when two or more factors contribute to material changes in the various line items of your financial statements. For example, in your discussion of revenues on page 21, you attribute the increase in revenues to a number of factors, including both new clients and increases in prices and higher termination fees; however, you do not provide quantification to demonstrate the relative magnitude of each factor. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

We have reviewed Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. We described the drivers of revenue growth and sought to address the relative magnitude of contributing factors through priority of ordering. For example, when explaining the drivers of our processing and services revenue growth during 2016 within the Payments segment, we listed our card services business first as its revenue contributions had the largest impact on such growth.

However, in light of the Staff’s comment and to further enhance our disclosures, we will make additional efforts to quantify the factors contributing to a material change in a financial statement line item in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2017.

Form 8-K Furnished February 8, 2017

3.	Please provide us with a quantified breakdown of the individual items that comprise the “other adjustments” line item in your free cash flow reconciliation. Also, tell us how you considered the guidance in Item 10(e)(1)(i)(B) of Regulation S-K to provide a quantitative reconciliation for your historical free cash flow measures.

Response:

The quantified breakdown of individual items for our disclosure as contained in our Form 8-K furnished February 8, 2017 is as follows:

Free Cash Flow	Year Ended December 31,
	2016	2015
Net cash provided by operating activities	$1,431	$1,346
Capital expenditures	(290)	(359)
Adjustments:
Severance, merger and integration payments	54	30
StoneRiver cash distributions	(151)	(32)
Atlanta facility consolidation capital expenditures	—	70
Atlanta facility consolidation landlord reimbursements	—	(25)
Cash tax benefits on early debt extinguishment	—	(35)
Other	7	9
Tax payments on adjustments	33	2

Free cash flow	$1,084	$1,006

We reviewed Item 10(e)(1)(i)(B) of Regulation S-K and believe the required disclosures were included narratively within the footnotes to the free cash flow reconciliation. However, in light of the Staff’s comment and to further enhance our disclosures, beginning with our Form 8-K furnishing the earnings press release for the quarter ending March 31, 2017, we will present the disclosures in a comprehensive tabular format within the free cash flow reconciliation as illustrated above.

4.	In your earnings calls you discuss a measure of free cash flow per share, which is also disclosed in your investor slide presentation on your website. Please discontinue future presentation and discussion of this measure in your earnings calls and remove this measure from the accompanying slide presentation included on your website. Refer to Rule 100(b) of Regulation G.

Response:

We respectfully acknowledge the Staff’s comment. However, we have reviewed Rule 100(b) of Regulation G as well as the Commission’s guidance in Accounting Series Release No. 142 and do not believe that the disclosure of free cash flow per share, taken together with the information accompanying that measure in our investor slide presentation and our accompanying discussion of that measure on our earnings call, is misleading.

We believe free cash flow per share is useful to investors because it provides additional insight on the management of our operations by accounting for items that earnings per share does not capture such as capital expenditures and changes in accounts payable and receivable. This measure shows investors the resulting cash per share that we produced before capital allocation to acquisitions or share repurchases and changes in our capital structure such as debt or equity issuances or retirements. We also believe this measure is useful to investors who value our company based on our cash flow generation and need to arrive at a per share value. We note that many of the investment analysts who follow our company’s performance consider this measure in their analysis of our company.

We present free cash flow per share in our investor slide presentations and on our earnings calls along with a number of other financial measures, and we reference our GAAP financial results, including earnings per share and aggregate operating cash flows. We also include a slide in our investor slide presentation that clearly communicates how free cash flow per share is calculated, which will be enhanced going forward as a result of the modifications we will make to our free cash flow reconciliation discussed in response to the Staff’s comment 3 above. We do not discuss cash flows on a per share basis in our periodic filings with the Commission or in documents furnished to the Commission, such as our earnings release.

In light of the context in which we disclose free cash flow per share, the nature of its presentation and the total mix of information available to investors both as part of our investor slide presentations and earnings calls and separately in our earnings releases and periodic filings with the Commission, we do not believe that our use of this measure is misleading to investors.

However, in light of the Staff’s comment and concern with respect to this measure and to further enhance our disclosures, to the extent we disclose free cash flow per share in investor slide presentations or on earnings calls, we will in future investor slide presentations add the following explanatory and cautionary language about free cash flow per share.

“Free cash flow per share is not a measure of performance and is not calculated in accordance with GAAP. Free cash flow per share should not be considered in isolation of, or as a substitute for, net income per share as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. Free cash flow, as we calculate it, may not be comparable to free cash flow measures reported by other companies.

Free cash flow per share does not indicate cash flows that directly accrue for the benefit of our shareholders or are available for distribution to our shareholders. Our free cash flow is subject to all of the potential needs of our business, including the repayment of our outstanding debt and payment of other liabilities and obligations of our business. Further, to the extent otherwise available for use, we may use free cash flow to fund potential growth of our business, including through potential acquisitions, and to further other objectives. We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future.”

*    *    *

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau

Robert W. Hau
Chief Financial Officer and Treasurer

cc:	Rebekah Lindsey, Staff Accountant, U.S. Securities and Exchange Commission

Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.

Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.

John K. Wilson, Foley & Lardner LLP

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